EXHIBIT 12.1

DELL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine
	Months Ended	Fiscal Year Ended
	October 29,	January 29,	January 30,	February 1,	February 2,	February 3,
	2010	2010	2009	2008	2007	2006
			(in millions, except ratios)
Earnings
Pre-tax income from continuing operations	$2,223	$2,024	$3,324	$3,827	$3,345	$4,608
Add: fixed charges adjusted for capitalized interest	165	191	132	84	71	52
Add: noncontrolling interest	-	-	-	29	23	27

Total	$2,388	$2,215	$3,456	$3,940	$3,439	$4,687

Fixed Charges(a)
Interest expense	$143	$160	$93	$45	$45	$29
Capitalized interest	-	-	-	-	-	-
Estimate of interest in rent expense	22	31	39	39	26	23

Total	$165	$191	$132	$84	$71	$52

Ratio of earnings to fixed charges	14	12	26	47	49	90

(a)	Fixed charges mean the amounts resulting from the following: (i) our interest expensed including amortization of capitalized interest (when applicable), plus (ii) our interest capitalized (when applicable), plus (iii) a reasonable estimation of the interest factor included in rental expense.